U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

------                                                --------------------------
FORM 4                                                       OMB APPROVAL
------                                                --------------------------
[ ]  Check this box if no longer                      OMB Number:      3235-0287
     subject to Section 16. Form 4                    Expires: December 31, 2001
     or Form 5 obligations may continue.              Estmated average burden
     See Instruction 1(b).                            hours per response.....0.5
                                                      --------------------------

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------

1.  Name and Address of Reporting Person*

         FLOOD           FRANCES              M
    -------------------------------------------------
         (Last)          (First)          (Middle)

                     3594 OAD WOOD DR
    -------------------------------------------------
                         (Street)

        PARK CITY           UT             84060
    -------------------------------------------------
         (City)           (State)          (Zip)

--------------------------------------------------------------------------------

2.  Issuer Name and Ticker or Trading Symbol

    CLEARONE COMMUNICATIONS (CLRO)

--------------------------------------------------------------------------------

3.  IRS or Identification Number of Reporting Person (Voluntary)

--------------------------------------------------------------------------------

4.  Statement for Month/Year

          10/29/2002

--------------------------------------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)

--------------------------------------------------------------------------------

6.  Relationship of Reporting Persons to Issuer (Check all applicable)

         X   Director                                10% Owner
        ---                                     ---
         X   Officer (give title below)              Other (specify below)
        ---                                     ---

                             CHIEF EXECUTIVE OFFICER
                         -------------------------------
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

            Form filed by One Reporting Person
        ---
            Form filed by More than One Reporting Person
        ---

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                  Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------
1. Title of Security   2. Trans-    3. Transac-   4. Securities Acquired (A)   5. Amount of       6. Ownership    7. Nature
       (Instr. 3)         action       tion          or Disposed of (D)           Securities         Form:           of
                          Date         Code          (Instr. 3, 4 and 5)          Beneficially       Direct          Indirect
                                       (Instr.                                    Owned at End       (D) or          Bene-
                                       8)                                         of Month           Indirect        ficial
                          (Month/                                                 (Instr. 3          (I)             Owner-
                          Day/                                                    and 4)             (Instr.         ship
                          Year)                                                                      4)              (Instr.
                                                                                                                     4)
-----------------------------------------------------------------------------
                                                              (A)
                                      Code   V      Amount   or (D)   Price
-----------------------------------------------------------------------------------------------------------------------------
 COMMON STOCK            10/29/02      M            10,000     A      $2.66         69,509
-----------------------------------------------------------------------------------------------------------------------------
 COMMON STOCK            10/28/02      P             2,000     A      $3.73         71,509
-----------------------------------------------------------------------------------------------------------------------------
 COMMON STOCK            10/28/02      P             1,000     A      $3.74         72,509
-----------------------------------------------------------------------------------------------------------------------------




Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly. (Over)

--------------------------------------------------------------------------------
FORM 4 (continued)

  TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative   2. Conver-    3. Trans-     4. Trans-     5. Number of    6. Date         7. Title and        8. Price
    Security (Instr. 3)     sion          actio         action        Deriv-          Exercisable     Amount of           of
                            or            Date          Code          ative           and             Underlying          Deriv-
                            Exercise      (Month/       (Instr.       Securities      Expiration      Securities          ative
                            Price         Day/          8)            Acquired        Date            (Instr. 3 and 4)    Secur-
                            of            Year)                       (A) or          (Month/Day/                         ity
                            Deri-                                     Disposed of     Year)                               (Instr
                            vative                                    (D)                                                 5)
                            Security                                  (Instr. 3,
                                                                      4 and 5)






--------------------------------------------------------------------------------------------------------------------------------
                                                       Code  V       (A)   (D)      Date    Expira-  Title  Amount
                                                                                    Exer-   tion            or
                                                                                    cisable Date            Number
                                                                                                            of Shares
--------------------------------------------------------------------------------------------------------------------------------

OPTION TO PURCHASE          $2.66         10/29/02      M                 10,000    7/1/99  6/10/08  COMMON  84,100
ONE SHARE OF STOCK                                                                  6/30/04          STOCK




--------------------------------------------------------------------------------
FORM 4 (continued)

  TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------
9. Number    10. Owner-   11. Na-
   of De-        ship         ture
   rivative      Form         of
   Securi-       of           In-
   ties          Deriva-      direct
   Ben-          tive         Bene-
   eficially     Se-          ficial
   Owned         curity:      Own-
   at End        Direct       ership
   of            (D)          (Instr.
   Month         or           4)
   (Instr.       Indirect
   4)            (I)

                 (Instr.
                 4)
-------------------------------------




-------------------------------------

Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


By: /S/ FRANCES M FLOOD                                  10/01/2002
   -------------------------------                 ----------------------
   **Signature of Reporting Person                          Date